

BERKLEY REGIONAL INSURANCE COMPANY
A Berkley Company
475 Steamboat Road
Greenwich, CT 06830

PRODUCER:

Willis of Minnesota, Inc.
1600 Utica Avenue S., Suite 600
Minneapolis, MN 55416

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

BOND NUMBER:	BFI-71000386-14	**PRIOR BOND NUMBER:**	BFI-71000386-13
NAMED INSURED:	Wells Fargo Funds Trust		

MAILING ADDRESS: 525 Market Street, 12th Floor
San Francisco, CA 94105

BOND PERIOD: 9/1/2014 to 9/1/2015
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

  (a) would have been paid under the underlying Carrier(s) in the UNDERLYING COVERAGE schedule below but for the fact that such loss exceeds the Single Loss Limit of Liability of the underlying Carrier(s), and

  (b) for which the underlying Carrier(s) has made payment and the Insured has collected the full amount of the underlying Carrier's expressed Single Loss Limit of Liability.

This bond does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier's expressed Single Loss Limit of Liability in the UNDERLYING COVERAGE schedule below.

UNDERLYING COVERAGE:

Carrier:	Great American Insurance Company
Single Loss Limit of Liability:	$20,000,000
Single Loss Deductible:	$0
Aggregate Limit:	$20,000,000
Bond Number:	517-76-01 - 11
Bond or Form Name:	Standard Great American Investment Company Bond Discovery Form
Bond Period:	9/1/2014 to 9/1/2015

Carrier:	The Fidelity and Deposit Company of Maryland
Single Loss Limit of Liability:	$20,000,000 excess of $20,000,000 plus deductible
Aggregate Limit:	$20,000,000
Bond Number:	FIB 0004712 14
Bond Period:	9/1/2014 to 9/1/2015

Lead Carrier for Layer:	Berkley Regional Insurance Company
Single Loss Limit of Liability:	$20,000,000 excess of $40,000,000 plus deductible
Aggregate Limit:	$20,000,000

ANNUAL PREMIUM:	$52,344

Forms and Riders Forming Part of this Bond When Issued:	
Form Number and Edition Date	**Description of Form or Rider:**
BAP 39 01 01 09	Financial Institution Excess Follow Form Certificate
BAP 31 01 01 09	Drop Down Rider

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.



National Union Fire Insurance Company of Pittsburgh, Pa.®
A capital stock company

Policy Number: 01-503-12-71   Replacement of: 01-340-59-14

EXCESS EDGE®

NOTICES: *Depending on the terms, conditions and limitations of the **Followed Policy**, this policy may (1) only provide coverage for loss from claims first made or first made and reported during its **Policy Period**; (2) have its limit of liability reduced by the payment of defense costs and/or claim expenses, and (3) not impose a duty to defend on the **Insurer**. Please read the **Followed Policy** and this policy carefully and discuss the coverage provided thereunder and hereunder with your insurance agent or broker.*

DECLARATIONS

Policyholder:	WELLS FARGO FUNDS TRUST
Policyholder Address:	525 MARKET STREET, 12TH FLOOR SAN FRANCISCO, CA 94105-2712
Policyholder Domicile:	California
Insurer Address:	175 Water Street New York, NY 10038

Limit of Liability:	$ 20,000,000
Total Underlying Limits:	$ 90,000,000
Policy Period: From:	September 1, 2014
To:	September 1, 2015
Premium:	$ 41,640

Claims Address: e-mail: c-claim@AIG.com

Mail: AIG, Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

SCHEDULE OF UNDERLYING COVERAGE

	Underlying Insurer	Underlying Policy	Underlying Limit	Underlying Policy Period
*	Great American Insurance Company	FS 517-76-01-11	$20,000,000 Primary	09/01/2014 to 09/01/2015
	Fidelity and Deposit Company of Maryland	FIB 0004712 14	$20,000,000 xs $20,000,000	09/01/2014 to 09/01/2015
	Berkley Regional Insurance Company	BFI-71000386-14	$20,000,000 xs $40,000,000	09/01/2014 to 09/01/2015
	Federal Insurance Company	82183333	$20,000,000 xs $60,000,000	09/01/2014 to 09/01/2015
	Axis Insurance Company	MAN753993/01/2014	$10,000,000 xs $80,000,000	09/01/2014 to 09/01/2015

The **Policy Period** incepts and expires as of 12:01 A.M. at the **Policyholder Address**. Terms with **"Bold"** typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the **"Followed Policy"** means the policy in the Schedule with an **"*"** at the beginning of its row, but only with respect to the following **Followed Coverage Section(s)**: Standard Great American Investment Company Bond.

In consideration of the payment of the premium, National Union Fire Insurance Company of Pittsburgh, Pa.® (the "**Insurer**") and insureds agree as follows:

INSURING AGREEMENT
This policy shall provide coverage in accordance with the same terms, conditions and limitations of the **Followed Policy**, as modified by and subject to the terms, conditions and limitations of this policy.

The **Insurer's** coverage obligations under this policy attach to the **Insurer** only after the **Total Underlying Limits** have been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the **Underlying Policies**. This policy shall continue in force as primary insurance only upon the exhaustion of the **Total Underlying Limits** by reason of such payments and satisfaction of any applicable retention. This policy shall recognize erosion of an **Underlying Limit** of an **Underlying Policy** through payments by others of covered amounts under that **Underlying Policy**. The risk of uncollectability of any part of the **Total Underlying Limits**, for any reason, is expressly retained by the **Policyholder** and any insureds, and is not insured under this policy or assumed by the **Insurer**.

LIMIT OF LIABILITY
The **Limit of Liability** is the aggregate limit of the **Insurer's** liability for all coverage under this policy.

NOTICES
Where the **Followed Policy** requires or permits notice to its insurer, the **Policyholder** or the insureds have the same obligations and rights to notify the **Insurer** under this policy, except that with respect to this policy, any notice to the **Insurer** must be directed as follows: (i) for claims-related matters, by mail or e-mail to the **Claims Address**; and (ii) for all other notices, by mail to the **Insurer Address**.

RIGHTS
The **Insurer** shall have the same rights, privileges and protections afforded to the **Underlying Insurer** of the **Followed Policy** in accordance with the terms, conditions and limitations of the **Followed Policy**. The **Insurer** shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insureds in the defense and settlement of any claim that appears to be reasonably likely to involve the **Insurer**. The **Policyholder**, its subsidiaries and any insureds shall provide the **Insurer** with such information, assistance and cooperation as the **Insurer** may reasonably request and shall not do anything that prejudices the **Insurer's** position or potential rights of recovery.

RELIANCE
The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES
If, subsequent to the issuance of the **Followed Policy**, the terms, conditions or limitations of an **Underlying Policy** are modified, the insureds must notify the **Insurer** in writing, as soon as practicable, of such modification. If any changes to the **Followed Policy**: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the **Insurer** reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.



_____
PRESIDENT



_____
AUTHORIZED REPRESENTATIVE

_____
SECRETARY

_____
COUNTERSIGNATURE
(WHERE REQUIRED BY LAW)

_____
DATE

_____
COUNTERSIGNATURE LOCATION

WILLIS MN INC
1600 UTICA AVE S.
SUITE 600
MINNEAPOLIS, MN 55416
1331340

103224 (02/10)

-2-



ENDORSEMENT# 1

This endorsement, effective *12:01 AM* *September 1, 2014* forms a part of policy number *01-503-12-71*
issued to *WELLS FARGO FUNDS TRUST*

by *National Union Fire Insurance Company of Pittsburgh, Pa.*

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1. The NOTICES appearing above the Declarations are deleted in their entirety and replaced with the following:

   NOTICES: Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2. The "LIMIT OF LIABILITY" Clause is deleted in its entirety and replaced with the following:

   LIMIT OF LIABILITY The **Limit of Liability** is the limit of the **Insurer's** liability for all coverage under this policy.

3. The "RELIANCE" Clause is deleted in its entirety and replaced with the following:

   RELIANCE The **Insurer** has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the **Underlying Policies**, any attachments thereto and any other materials submitted for this policy.

If any **Underlying Limits** are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any **Underlying Policy** and such payments shall apply toward the exhaustion of the **Underlying Limits**.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Robert M Kellum [signature]

AUTHORIZED REPRESENTATIVE

END 001

110996 (3/12) Page 1 of 1

<u>**ENDORSEMENT#**</u> *2*

This endorsement, effective at *12:01 AM   September 1, 2014*   forms a part of
Policy No. *01-503-12-71*
Issued to: *WELLS FARGO FUNDS TRUST*

By: *National Union Fire Insurance Company of Pittsburgh, Pa.*

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay
any claim or provide any benefit hereunder to the extent that the provision of such cover,
payment of such claim or provision of such benefit would expose the Insurer, its parent
company or its ultimate controlling entity to any sanction, prohibition or restriction under
United Nations resolutions or the trade or economic sanctions, laws or regulations of the
European Union or the United States of America.



_____
AUTHORIZED REPRESENTATIVE

END 002

89644 (6/13)   Page 1 of 1



ENDORSEMENT# 3

This endorsement, effective 12:01 AM September 1, 2014 forms a part of
policy number 01-503-12-71
issued to WELLS FARGO FUNDS TRUST

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
103224	02/10	EXCESS DEC AND POLICY - ADMITTED
110996	03/12	FIDELITY ENDORSEMENT (UNDERLYING SUBLIMITS NOT COVERED)
89644	06/13	ECONOMIC SANCTIONS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

Robert M Yellen

AUTHORIZED REPRESENTATIVE

END 003



CLAIM REPORTING FORM

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _01-503-12-71_   Date: _____

Type of Coverage: D&O ———— E&O ———— Fidelity ———— (complete the Fidelity Supplemental on the next page)

Insured's Name, as given on Policy Declarations (Face Page):

WELLS FARGO FUNDS TRUST

_____

_____

Contact Person: _____

Title: _____

Phone: _(_____)_____-_____Ext_____

eMail: _____ @ _____

Case or Claimant Name: _____

_____

If the party involved is different from "Insured" Name (as given on Policy Declarations) state relationship:

_____

Insurance Broker/Agent: _WILLIS MN INC_

Address: _1600 UTICA AVE S., SUITE 600_

Address: _MINNEAPOLIS, MN 55416_

Contact: _LUANN HAJDUK_   Phone:_____

eMail: _CABEL_SH@WILLIS.COM_

Send Notice of Claims to: AIG   Phone: (888) 602-5246
                              Financial Lines Claims   Fax: (866) 227-1750
                              P.O. Box 25947   Email: c-Claim@AIG.com
                              Shawnee Mission, KS 66225



CLAIM REPORTING FORM
FIDELITY SUPPLEMENTAL
(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company: *National Union Fire Insurance Company of Pittsburgh, Pa.*

Reported under Policy/Bond Number: _01-503-12-71_

Date of Discovery: ————————— Estimated Amount of loss: —————————

Cause of Loss:

Employee Dishonesty _____	Computer Fraud _____
Funds Transfer _____	Robbery/Burglary _____
ID Theft _____	Forgery _____
Client Property _____	In Transit _____
ERISA _____	Credit Card Forgery _____
Other _____	if Other, describe: _____

Send Notice Of Claims To: AIG   Phone: (888) 602-5246
                            Financial Lines Claims   Fax: (866) 227-1750
                            P.O. Box 25947   Email: c-Claim@AIG.com
                            Shawnee Mission, KS 66225

centralized Customer Link and Information Management



EXCESS BOND

The F&D Companies
P.O. Box 1227
Baltimore, MD 21203

Disclosure Statement



It is our pleasure to present the enclosed policy to you
for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER
WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

Disclosure Statement



NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

http://www.zurichnaproducercompensation.com

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company

and its underwriting subsidiaries.

Advisory notice to policyholders regarding the

U.S. Treasury Department's Office of Foreign Assets
Control ("OFAC") regulations

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your declarations page for complete information on the coverages you are provided.

This notice provides information concerning possible impact on your insurance coverage due to directives issued by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") .

Please read this Notice carefully:

OFAC administers and enforces sanctions policy based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's web site-http://www.treasury.gov/abonUorganizational-structnre/oflices/Pages/Oflice-of-Foreign-Assets-ControLaspx.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on premiums and payments also apply.

The F&D Companies

EXCESS BOND

Home Offices
P.O. Box 1227
Baltimore, MD 21203

Fidelity and Deposit Company of Maryland
Colonial American Casualty and Surety Company
(stock insurance companies, herein called Underwriter)

Bond No. FIB 0004712-14

DECLARATIONS

ITEM 1. Name of Insured: **Wells Fargo Funds Trust**

Principal Address: 525 Market Street , 12th Fl
No. Street
San Francisco CA 94105
City State

ITEM 2. Bond Period: from 12:01 a.m. on 09/01/2014 to 12:01 a.m. on 09/01/2015.
(Month, Day, Year) (Month, Day, Year)

ITEM 3. The Aggregate Limit of Liability $20,000,000

Aggregate Limit of Liability of the underwriter for the Bond Period for all loss arising from claims other than those claims for isuring agreement (G) Stop Payment, Insuring Agreement (H) Uncollectible Items of Deposit, Insuring agreement (I) Audit Expense and Insuring agreement (K) Unauthorized Signatures (as such terms are defined or used the Primary Bond)

ITEM 4. Schedule of Underlying Bonds:

a. Primary Bond

Underwriter	Bond No.	Limit	Deductible
Great American Ins. Group	FS 517-76-01 - 11	$20,000,000	$50,000

b. Other Bonds:

Underwriter	Bond No.	Limit	Deductible

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
SR 5862

ITEM 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 0004712-13 such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by: ______________________
Authorized Representative

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1. **INSURING AGREEMENT**

   The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2. **DEFINITIONS**

   As used in this bond:

   (a) Insured means those organizations covered under the bond immediately underlying this bond.

   (b) Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

   (c) Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3. **MAINTENANCE OF UNDERLYING BONDS**

   All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

   In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4. **EXHAUSTION OF UNDERLYING LIMIT(S)**

   Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5. **AGGREGATE LIMIT OF LIABILITY**

   The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6. **CLAIM PARTICIPATION**

   The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

7. **SUBROGATION--RECOVERIES**

   In that this bond is excess coverage, the Insured's and the Underwriter's right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured's rights of recovery against any person or organization, to the

extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8. NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a) in the event of the cancelation of any Underlying Bond;

(b) of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c) of any alteration of any provisions of any Underlying Bond;

(d) of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9. ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10. BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11. TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its President and by its Secretary at Schaumburg, Illinois, and to be countersigned on the Declarations by a duly authorized representative.

Attest By

Nancy D. Mueller

Secretary President



The F&D Companies

RIDER/ENDORSEMENT

Home Office
P.O. Box 1227
Baltimore, MD 21203

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. **FIB 0004712-14** Effective Date **09-01-2014**
Wells Fargo Funds Trust

It is agreed that:

In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond/policy for the period

from **09/01/2014**

to **09/01/2015**

is **$48,525.00**

SR 5862 CALIFORNIA PREMIUM RIDER

FOR USE WITH ALL FORMS OF STANDARD BONDS, COMBINATION SAFE DEPOSITORY POLICY FOR FINANCIAL INSTITUTIONS, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH RULINGS OF THE INSURANCE COMMISSIONER AND THE ATTORNEY GENERAL

REVISED TO AUGUST, 1968

F668d



Investment Company Bond Application

Name of Investment Company **Wells Fargo Funds Trust (See Exhibit A)**

Address **525 Market Street, 12th Floor**   City **San Francisco**   State **CA**   Zip **94105**

1. Insureds

1. Name of Investment Companies to be included as Insureds	Number of Officers
See Exhibit B for a list of all Investment Companies	10

2. Additional Insureds to be included as Joint Insured only if affiliated and their principal business is related to the insured Investment Company named above.	Function (distributor, broker-dealer, etc.)	Number of Employees	Number of Officers
not applicable			

3. Give the total assets for all Investment Companies managed: $ **261,094,157,904**

4. a. Have there been any losses paid under a fidelity blanket bond during the last (6) years?   ☐ Yes   ☑ No

   b. If yes, please attach a description giving date, gross amount of loss and a brief summary of each loss.

Proposed Bond Program

Coverage	Limit Liability		Deductible	
Fidelity	$	135,000,000	$	50,000
Audit Expense (Maximum $100,000 for Limit of Liability)	$	100,000	$	5,000
Premises	$	135,000,000	$	50,000
Transit	$	135,000,000	$	50,000
Forgery/Alteration	$	135,000,000	$	50,000
Securities Forgery	$	135,000,000	$	50,000
Counterfeit Currency	$	135,000,000	$	50,000
Stop Payment (Maximum of $100,000 for Limit of Liability)	$	100,000	$	5,000
Uncollectible Items (Maximum of $100,000 for Limit of Liability)	$	100,000	$	5,000
Computer Crime	$	135,000,000	$	50,000
Unauthorized Signatures	$	135,000,000	$	50,000

Proposed Bond Program *continued*

Coverage	Limit Liability		Deductible	
Telefacsimile Transmissions	$	135,000,000	$	50,000
Automated Phone Systems	$	135,000,000	$	50,000

2. Fund Operation

1. a. How many mutual funds are created (on average) per year?

   2

   b. How many funds are currently in registration?

   0

2. a. Name(s) of Outside Electronic Processor(s):

   not applicable; all processing is done by outside providers

   b. Function:

3. a. Name(s) of Custodian(s):

   State Street Bank and Trust Company

4. a. Name(s) of Transfer Agent(s):

   Boston Financial Data Services

   Computershare Trust Company, N.A

   b. For which Fund?

   See Exhibit C

   See Exhibit C

5. a. Name of Investment Advisor: Wells Fargo Funds Management   b. Number of Employees: 600+

   c. Please describe any other functions of the company: investment adviser and administrator to the Wells Fargo Advantage Funds.

6. a. Are all shareholder accounting services performed by the Transfer Agent?   ☑ Yes   ☐ No
   b. If no, please attach an explanation of who performs other shareholder accounting services and what those services are.

7. a. Do you transfer funds electronically?   ☑ Yes   ☐ No
   b. If yes, what is the average amount of funds transferred on a daily basis? $235,000,000 yo $375,000,000

3. External Audit

	Yes	No
1. State the name of the outside audit firm of certified accountants who perform audits other than governmental examinations, directors examinations and similar limited scope audits.		

KPMG, LLC is the outside audit firm to the Wells Fargo Advantage Funds

a. Frequency of these audits: annual

	Yes	No
b. Does the outside audit include all locations?	☑	☐
c. Does the outside audit include all data processing centers? If no, to either b or c above please explain limitations.	☑	☐
d. Does auditor regularly review your internal controls and furnish a written report to management?	☑	☐
e) Has the auditor made any recommendations in the area of data processing that have not been adopted?	☐	☑

3. External Audit *continued*

	Yes	No
2. Are signatures reviewed against applications for checks or drafts over $2,500? **If no, please attach explanation**	☑	☐
3. Is there at least a 48 hour grace period on deposits received prior to crediting a customer or shareholders account? If no, explain _See Exhibit D_	☐	☐
4. List the name of the Computer Systems owned and operated by the Named Insured: _See Exhibit D_		
5. Are passwords to Computer Systems changed on a monthly or quarterly basis? If no, explain_____	☑	☐
6. Is access to the Insured's Computer Systems restricted to authorized personnel?	☑	☐
7. Does the Insured utilize "anti virus" software? If no, please explain _____	☑	☐
8. Whom has access to Automated Phone System Equipment which permits the Insured to process a transaction on behalf of a customer or shareholder? _See Exhibit D_		

The undersigned authorized officer of the applicant declares that the statements set forth herein are true. The undersigned authorized officer agrees that if the information supplied on this application changes between the date of this application and the effective date of the insurance, he/she (undersigned) will immediately notify the insurer of such changes, and the insurer may withdraw of modify any outstanding quotations and/or authorization or agreement to bind the insurance. Signing of this application does not bind the applicant nor the insurer to complete the insurance, but it is agreed that this form shall be the basis of the contract should a policy be issued, and it will be attached to and become part of the policy. All written statements and materials furnished to the insurer in conjunction with this application are hereby incorporated by reference into this application and made a part hereof.

Notice to New York and Ohio Applicants:

"any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime."



Applicant Signature _____ **Title** _Secretary & Chief Legal Officer_ **Date** _8/18/14_

Producer Signature _____ **Title** _Assistant Secretary_ **Date** _8/18/14_



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1.   At the request of the Insured, the Underwriter **adds to** the list of Insured under the attached Bond the following:

<u>**WELLS FARGO FUNDS TRUST**</u>
Wells Fargo Advantage 100% Treasury Money Market Fund
Wells Fargo Advantage Absolute Return Fund
Wells Fargo Advantage Adjustable Rate Government Fund
Wells Fargo Advantage Alternative Strategies Fund
Wells Fargo Advantage Asia Pacific Fund
Wells Fargo Advantage Asset Allocation Fund
Wells Fargo Advantage C&B Large Cap Value Fund
Wells Fargo Advantage C&B Mid Cap Value Fund
Wells Fargo Advantage California Limited Term Tax-Free Fund
Wells Fargo Advantage California Municipal Money Market Fund
Wells Fargo Advantage California Tax-Free Fund
Wells Fargo Advantage Capital Growth Fund
Wells Fargo Advantage Cash Investment Money Market Fund
Wells Fargo Advantage Colorado Tax-Free Fund
Wells Fargo Advantage Common Stock Fund
Wells Fargo Advantage Conservative Income Fund
Wells Fargo Advantage Disciplined U.S. Core Fund
Wells Fargo Advantage Discovery Fund
Wells Fargo Advantage Diversified Capital Builder Fund
Wells Fargo Advantage Diversified Equity Fund
Wells Fargo Advantage Diversified Income Builder Fund
Wells Fargo Advantage Diversified International Fund
Wells Fargo Advantage Dow Jones Target 2010 Fund
Wells Fargo Advantage Dow Jones Target 2015 Fund
Wells Fargo Advantage Dow Jones Target 2020 Fund
Wells Fargo Advantage Dow Jones Target 2025 Fund
Wells Fargo Advantage Dow Jones Target 2030 Fund
Wells Fargo Advantage Dow Jones Target 2035 Fund
Wells Fargo Advantage Dow Jones Target 2040 Fund
Wells Fargo Advantage Dow Jones Target 2045 Fund
Wells Fargo Advantage Dow Jones Target 2050 Fund
Wells Fargo Advantage Dow Jones Target 2055 Fund
Wells Fargo Advantage Dow Jones Target Today Fund
Wells Fargo Advantage Emerging Growth Fund



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

Wells Fargo Advantage Emerging Markets Equity Fund
Wells Fargo Advantage Emerging Markets Equity Income Fund
Wells Fargo Advantage Emerging Markets Equity Select Fund
Wells Fargo Advantage Emerging Markets Local Bond Fund
Wells Fargo Advantage Endeavor Select Fund
Wells Fargo Advantage Enterprise Fund
Wells Fargo Advantage Global Opportunities Fund
Wells Fargo Advantage Government Money Market Fund
Wells Fargo Advantage Government Securities Fund
Wells Fargo Advantage Growth Balanced Fund
Wells Fargo Advantage Growth Fund
Wells Fargo Advantage Heritage Money Market Fund
Wells Fargo Advantage High Income Fund
Wells Fargo Advantage High Yield Bond Fund
Wells Fargo Advantage High Yield Municipal Bond Fund
Wells Fargo Advantage Income Plus Fund
Wells Fargo Advantage Index Asset Allocation Fund
Wells Fargo Advantage Index Fund
Wells Fargo Advantage Inflation Protected Bond Fund
Wells Fargo Advantage Intermediate Tax/AMT-Free Fund
Wells Fargo Advantage International Bond Fund
Wells Fargo Advantage International Equity Fund
Wells Fargo Advantage International Value Fund
Wells Fargo Advantage Intrinsic Small Cap Value Fund
Wells Fargo Advantage Intrinsic Value Fund
Wells Fargo Advantage Intrinsic World Equity Fund
Wells Fargo Advantage Large Cap Core Fund
Wells Fargo Advantage Large Cap Growth Fund
Wells Fargo Advantage Large Company Value Fund
Wells Fargo Advantage Minnesota Tax-Free Fund
Wells Fargo Advantage Moderate Balanced Fund
Wells Fargo Advantage Money Market Fund
Wells Fargo Advantage Municipal Bond Fund
Wells Fargo Advantage Municipal Cash Management Money Market Fund
Wells Fargo Advantage Municipal Money Market Fund
Wells Fargo Advantage National Tax-Free Money Market Fund
Wells Fargo Advantage North Carolina Tax-Free Fund
Wells Fargo Advantage Omega Growth Fund
Wells Fargo Advantage Opportunity Fund
Wells Fargo Advantage Pennsylvania Tax Free Fund
Wells Fargo Advantage Precious Metals Fund
Wells Fargo Advantage Premier Large Company Growth Fund
Wells Fargo Advantage Short Duration Government Bond Fund
Wells Fargo Advantage Short-Term Bond Fund
Wells Fargo Advantage Short-Term High Yield Bond Fund
Wells Fargo Advantage Short-Term Municipal Bond Fund
Wells Fargo Advantage Small Cap Opportunities Fund
Wells Fargo Advantage Small Cap Value Fund
Wells Fargo Advantage Small Company Growth Fund
Wells Fargo Advantage Small Company Value Fund



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

Wells Fargo Advantage Small/Mid Cap Value Fund
Wells Fargo Advantage Special Mid Cap Value Fund
Wells Fargo Advantage Special Small Cap Value Fund
Wells Fargo Advantage Specialized Technology Fund
Wells Fargo Advantage Strategic Income Fund
Wells Fargo Advantage Strategic Municipal Bond Fund
Wells Fargo Advantage Core Bond Fund
Wells Fargo Advantage Traditional Small Cap Growth Fund
Wells Fargo Advantage Treasury Plus Money Market Fund
Wells Fargo Advantage Ultra Short-Term Income Fund
Wells Fargo Advantage Ultra Short-Term Municipal Income Fund
Wells Fargo Advantage Utility and Telecommunications Fund
Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio
Wells Fargo Advantage WealthBuilder Equity Portfolio
Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio
Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio
Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio
Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio
Wells Fargo Advantage Wisconsin Tax-Free Fund
Wells Fargo Managed Account CoreBuilder Shares – Series M

WELLS FARGO VARIABLE TRUST
Wells Fargo Advantage VT Discovery Fund
Wells Fargo Advantage VT Index Asset Allocation Fund
Wells Fargo Advantage VT International Equity Fund
Wells Fargo Advantage VT Intrinsic Value Fund
Wells Fargo Advantage VT Omega Growth Fund
Wells Fargo Advantage VT Opportunity Fund
Wells Fargo Advantage VT Small Cap Growth Fund
Wells Fargo Advantage VT Small Cap Value Fund
Wells Fargo Advantage VT Small Cap Value Fund
Wells Fargo Advantage VT Total Return Bond Fund

WELLS FARGO MASTER TRUST
Wells Fargo Advantage C&B Large Cap Value Portfolio
Wells Fargo Advantage Diversified Fixed Income Portfolio
Wells Fargo Advantage Diversified Large Cap Growth Portfolio
Wells Fargo Advantage Diversified Stock Portfolio
Wells Fargo Advantage Emerging Growth Portfolio
Wells Fargo Advantage Large Company Value Portfolio
Wells Fargo Advantage Index Portfolio
Wells Fargo Advantage Inflation-Protected Bond Portfolio
Wells Fargo Advantage International Growth Portfolio
Wells Fargo Advantage International Value Portfolio
Wells Fargo Advantage Managed Fixed Income Portfolio
Wells Fargo Advantage Short-Term Investment Portfolio
Wells Fargo Advantage Small Company Growth Portfolio
Wells Fargo Advantage Small Company Value Portfolio
Wells Fargo Advantage Stable Income Portfolio
Wells Fargo Advantage Core Bond Portfolio



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

Asset Allocation Trust

Wells Fargo Advantage Global Dividend Opportunity Fund

Wells Fargo Advantage Income Opportunities Fund

Wells Fargo Advantage Multi-Sector Income Fund

Wells Fargo Advantage Utilities and High Income Fund

2. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Should this account have a potential claim situation, please contact:

Fidelity/Crime Claims Department
Great American Insurance Group
Five Waterside Crossing
Windsor, CT 06095

(860) 298-7330 ph
(860) 688-8188 fax

CrimeClaims@gaig.com



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS	Bond No. **517-76-01 - 11**

Item 1.	Name of Insured (herein called Insured): **Wells Fargo Funds Trust** Principal Address: **525 Market Street, 12th Floor** **San Francisco, CA 94105**
Item 2.	Bond Period from 12:01 a.m. **09/01/2014** to 12:01 a.m. **09/01/2015** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$20,000,000	$0
Insuring Agreement (B)-ON PREMISES	$20,000,000	$50,000
Insuring Agreement (C)-IN TRANSIT	$20,000,000	$50,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$20,000,000	$50,000
Insuring Agreement (E)-SECURITIES	$20,000,000	$50,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$20,000,000	$50,000
Insuring Agreement (G)-STOP PAYMENT	$ 100,000	$ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$ 5,000
Insuring Agreement (I)-AUDIT EXPENSE	$ 100,000	$ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$20,000,000	$50,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$ 100,000	$ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$20,000,000	$50,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A
EXTENDED COMPUTER SYSTEMS	$20,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **N/A**
Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: Rider No.(s) **1, 2, 3, 4, 5, 6 & 7.**
Item 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) **517-76-01 - 10** such termination or cancellation to be effective as of the time this bond becomes effective.

By: /S/ Frank J. Scheckton Jr.   .
Authorized Representative

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

  (a) to cause the Insured to sustain such loss; and
  (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

  (1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or
  (2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
  (a) counterfeited, or
  (b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
  (c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

(I)   AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(J)   TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(i)   bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile

instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(ii)   fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K)   UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account

GENERAL AGREEMENTS

(A)   ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

(1)   If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)   If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such

acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)   WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)   COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss,

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
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claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall

give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D) FORMER EMPLOYEE

Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

**THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:**

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts

coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of
a) an investment advisor,
b) an underwriter (distributor),

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

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c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company, named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has

an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized

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or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee
  (1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or
  (2) of any rule or regulation made pursuant to any such law. unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat
  (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
  (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (I).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder

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on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or

make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

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SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting form

   (a)   any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

   (b)   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

   (c)   all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

   (d)   all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

   (e)   any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds, or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or

(b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only

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for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(Es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D. C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations



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RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. At the request of the Insured, the Underwriter **adds to** the list of Insured under the attached Bond the following:

   WELLS FARGO FUNDS TRUST
   Wells Fargo Advantage 100% Treasury Money Market Fund
   Wells Fargo Advantage Absolute Return Fund
   Wells Fargo Advantage Adjustable Rate Government Fund
   Wells Fargo Advantage Alternative Strategies Fund
   Wells Fargo Advantage Asia Pacific Fund
   Wells Fargo Advantage Asset Allocation Fund
   Wells Fargo Advantage C&B Large Cap Value Fund
   Wells Fargo Advantage C&B Mid Cap Value Fund
   Wells Fargo Advantage California Limited Term Tax-Free Fund
   Wells Fargo Advantage California Municipal Money Market Fund
   Wells Fargo Advantage California Tax-Free Fund
   Wells Fargo Advantage Capital Growth Fund
   Wells Fargo Advantage Cash Investment Money Market Fund
   Wells Fargo Advantage Colorado Tax-Free Fund
   Wells Fargo Advantage Common Stock Fund
   Wells Fargo Advantage Conservative Income Fund
   Wells Fargo Advantage Disciplined U.S. Core Fund
   Wells Fargo Advantage Discovery Fund
   Wells Fargo Advantage Diversified Capital Builder Fund
   Wells Fargo Advantage Diversified Equity Fund
   Wells Fargo Advantage Diversified Income Builder Fund
   Wells Fargo Advantage Diversified International Fund
   Wells Fargo Advantage Dow Jones Target 2010 Fund
   Wells Fargo Advantage Dow Jones Target 2015 Fund
   Wells Fargo Advantage Dow Jones Target 2020 Fund
   Wells Fargo Advantage Dow Jones Target 2025 Fund
   Wells Fargo Advantage Dow Jones Target 2030 Fund
   Wells Fargo Advantage Dow Jones Target 2035 Fund
   Wells Fargo Advantage Dow Jones Target 2040 Fund
   Wells Fargo Advantage Dow Jones Target 2045 Fund
   Wells Fargo Advantage Dow Jones Target 2050 Fund
   Wells Fargo Advantage Dow Jones Target 2055 Fund
   Wells Fargo Advantage Dow Jones Target Today Fund
   Wells Fargo Advantage Emerging Growth Fund



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Wells Fargo Advantage Emerging Markets Equity Fund
Wells Fargo Advantage Emerging Markets Equity Income Fund
Wells Fargo Advantage Emerging Markets Equity Select Fund
Wells Fargo Advantage Emerging Markets Local Bond Fund
Wells Fargo Advantage Endeavor Select Fund
Wells Fargo Advantage Enterprise Fund
Wells Fargo Advantage Global Opportunities Fund
Wells Fargo Advantage Government Money Market Fund
Wells Fargo Advantage Government Securities Fund
Wells Fargo Advantage Growth Balanced Fund
Wells Fargo Advantage Growth Fund
Wells Fargo Advantage Heritage Money Market Fund
Wells Fargo Advantage High Income Fund
Wells Fargo Advantage High Yield Bond Fund
Wells Fargo Advantage High Yield Municipal Bond Fund
Wells Fargo Advantage Income Plus Fund
Wells Fargo Advantage Index Asset Allocation Fund
Wells Fargo Advantage Index Fund
Wells Fargo Advantage Inflation Protected Bond Fund
Wells Fargo Advantage Intermediate Tax/AMT-Free Fund
Wells Fargo Advantage International Bond Fund
Wells Fargo Advantage International Equity Fund
Wells Fargo Advantage International Value Fund
Wells Fargo Advantage Intrinsic Small Cap Value Fund
Wells Fargo Advantage Intrinsic Value Fund
Wells Fargo Advantage Intrinsic World Equity Fund
Wells Fargo Advantage Large Cap Core Fund
Wells Fargo Advantage Large Cap Growth Fund
Wells Fargo Advantage Large Company Value Fund
Wells Fargo Advantage Minnesota Tax-Free Fund
Wells Fargo Advantage Moderate Balanced Fund
Wells Fargo Advantage Money Market Fund
Wells Fargo Advantage Municipal Bond Fund
Wells Fargo Advantage Municipal Cash Management Money Market Fund
Wells Fargo Advantage Municipal Money Market Fund
Wells Fargo Advantage National Tax-Free Money Market Fund
Wells Fargo Advantage North Carolina Tax-Free Fund
Wells Fargo Advantage Omega Growth Fund
Wells Fargo Advantage Opportunity Fund
Wells Fargo Advantage Pennsylvania Tax Free Fund
Wells Fargo Advantage Precious Metals Fund
Wells Fargo Advantage Premier Large Company Growth Fund
Wells Fargo Advantage Short Duration Government Bond Fund
Wells Fargo Advantage Short-Term Bond Fund
Wells Fargo Advantage Short-Term High Yield Bond Fund
Wells Fargo Advantage Short-Term Municipal Bond Fund
Wells Fargo Advantage Small Cap Opportunities Fund
Wells Fargo Advantage Small Cap Value Fund
Wells Fargo Advantage Small Company Growth Fund
Wells Fargo Advantage Small Company Value Fund



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

Wells Fargo Advantage Small/Mid Cap Value Fund
Wells Fargo Advantage Special Mid Cap Value Fund
Wells Fargo Advantage Special Small Cap Value Fund
Wells Fargo Advantage Specialized Technology Fund
Wells Fargo Advantage Strategic Income Fund
Wells Fargo Advantage Strategic Municipal Bond Fund
Wells Fargo Advantage Core Bond Fund
Wells Fargo Advantage Traditional Small Cap Growth Fund
Wells Fargo Advantage Treasury Plus Money Market Fund
Wells Fargo Advantage Ultra Short-Term Income Fund
Wells Fargo Advantage Ultra Short-Term Municipal Income Fund
Wells Fargo Advantage Utility and Telecommunications Fund
Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio
Wells Fargo Advantage WealthBuilder Equity Portfolio
Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio
Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio
Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio
Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio
Wells Fargo Advantage Wisconsin Tax-Free Fund
Wells Fargo Managed Account CoreBuilder Shares – Series M

WELLS FARGO VARIABLE TRUST
Wells Fargo Advantage VT Discovery Fund
Wells Fargo Advantage VT Index Asset Allocation Fund
Wells Fargo Advantage VT International Equity Fund
Wells Fargo Advantage VT Intrinsic Value Fund
Wells Fargo Advantage VT Omega Growth Fund
Wells Fargo Advantage VT Opportunity Fund
Wells Fargo Advantage VT Small Cap Growth Fund
Wells Fargo Advantage VT Small Cap Value Fund
Wells Fargo Advantage VT Small Cap Value Fund
Wells Fargo Advantage VT Total Return Bond Fund

WELLS FARGO MASTER TRUST
Wells Fargo Advantage C&B Large Cap Value Portfolio
Wells Fargo Advantage Diversified Fixed Income Portfolio
Wells Fargo Advantage Diversified Large Cap Growth Portfolio
Wells Fargo Advantage Diversified Stock Portfolio
Wells Fargo Advantage Emerging Growth Portfolio
Wells Fargo Advantage Large Company Value Portfolio
Wells Fargo Advantage Index Portfolio
Wells Fargo Advantage Inflation-Protected Bond Portfolio
Wells Fargo Advantage International Growth Portfolio
Wells Fargo Advantage International Value Portfolio
Wells Fargo Advantage Managed Fixed Income Portfolio
Wells Fargo Advantage Short-Term Investment Portfolio
Wells Fargo Advantage Small Company Growth Portfolio
Wells Fargo Advantage Small Company Value Portfolio
Wells Fargo Advantage Stable Income Portfolio
Wells Fargo Advantage Core Bond Portfolio



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
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Asset Allocation Trust

Wells Fargo Advantage Global Dividend Opportunity Fund

Wells Fargo Advantage Income Opportunities Fund

Wells Fargo Advantage Multi-Sector Income Fund

Wells Fargo Advantage Utilities and High Income Fund

2. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.

Administrative Offices
301 E. 4th Street
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INSURED COPY
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RIDER NO. 2

INSURING AGREEMENT (L) – COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. The attached Bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) – COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

    (1) entry of data into, or

    (2) change of data elements or programs within

        a Computer System; provided that fraudulent entry or change causes

            (a)   Property to be transferred paid or delivered,

            (b)   an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

            (c)   an unauthorized account or a fictitious account to be debited or credited;

    (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

        and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

    (i)   cause the Insured or its agent(s) to sustain a loss, and

    (ii)   obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

    (iii)   and further provided such voice instructions or advices:

            (a)   were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

            (b)   were electronically recorded by the Insured or its agent(s).

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(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS
Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached Bond are not applicable to this Rider:

(a) the initial paragraph of the Bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond period."

(b) CONDITIONS AND LIMITATIONS – SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c) CONDITIONS AND LIMITATIONS – SECTION 10. LIMIT OF LIABILITY

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
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6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be **$20,000,000**.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **$50,000**. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **CONDITIONS AND LIMITATIONS – SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this Bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

RIDER NO. 3

CALIFORNIA PREMIUM RIDER

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. In compliance with the ruling of the Commissioner of Insurance of the State of California and the Opinion of the Attorney-General of that State requiring that the premium for all Bonds or Policies be endorsed thereon, the basic premium charged for the attached Bond for the period

    From: **09/01/2014**

    To: **09/01/2015**

    Is: **Fifty Three Thousand Nine Hundred Twelve and 00/100 Dollars ($53,912.)**

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4. This rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.

Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

GREATAMERICAN®
INSURANCE GROUP

RIDER NO. 4

EXTENDED COMPUTER SYSTEMS RIDER

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. The attached Bond is hereby amended by adding to it an additional Insuring Agreement as follows:

EXTENDED COMPUTER SYSTEMS

1. Electronic Data, Electronic Media, Electronic Instruction

Loss resulting directly from:

(a) the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this Rider,

(b) robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic instructions,

(c) the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable, while stored within a Computer System covered under this Rider, or

(d) the damage or destruction of Electronic Data electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the Computer Systems Fraud Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic instruction in the Computer System in which the computer program or instruction so written or so altered is used.

2. Electronic Communication

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

(a) an Electronic Communication System,

(b) an Automated clearing house or custodian, or

(c) a Telex, TWX, or similar means of communication,

Administrative Offices
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directly into the Insured's Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal,

3. Electronic Transmission

Loss resulting directly from a customer of the Insured, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

    (a) an Electronic Communication System,

    (b) an automated clearing house or custodian, or

    (c) a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the Insured, but which communications were either not sent by the Insured, or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable,

2. In addition to the **CONDITIONS AND LIMITATIONS** in this Bond, the following, applicable to the Extended Computer Systems Rider, are added:

DEFINITIONS

  (a) **Communication Terminal** means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

  (b) **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

  (c) **Electronic Data** means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

  (d) **Electronic Instruction** means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

Administrative Offices
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(e) Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

EXCLUSIONS

This Bond does not cover:

(a) loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

(b) loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(c) loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

(d) loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer's authentication mechanism;

(e) liability assumed by the Insured by agreement under any contract, unless such liability would have attached to the Insured even in the absence of such agreement; or

(f) loss resulting directly or indirectly from:

    (1) written instruction unless covered under this Rider; or

    (2) instruction by voice over the telephone, unless covered under this Rider.

SERIES OF LOSSES

All losses or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

VALUATION

Electronic Data, Electronic Media, or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter shall be liable under this Bond only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable Single Loss Limit of Liability.



Administrative Offices
301 E. 4th Street
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Tel: 1-513-369-5000

INSURED COPY
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However, if such Electronic Data cannot be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the **CONDITIONS AND LIMITATIONS – SECTION 6. VALUATION – PROPERTY OTHER THAN MONEY, SECURITIES OR RECORDS.**

3. The Limit of Liability for the coverage provided by this Rider shall be **$20,000,000**.

4. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **$50,000**. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

5. The title and any headings in this Rider are solely for convenience and form no part of the terms and conditions of coverage.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

7. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

RIDER NO. 5

REVISION TO SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. **CONDITIONS AND LIMITATIONS – SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS**, First paragraph, Sentence 2 is hereby deleted and replaced with the following:

   At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Risk Management Department, General Counsel or Human Resource Department of the Insured shall give the Underwriter written notice thereof, and shall also within six months after such discovery, furnish to the Underwriter affirmative proof of loss with full particulars.

2. **CONDITIONS AND LIMITATIONS – SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by deleting the phrase "Discovery occurs when the Insured" in Paragraph 2, Line 1 and replacing it with the following:

   Discovery occurs when the Risk Management Department, General Counsel or Human Resource Department of the Insured

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Administrative Offices
301 E. 4th Street
Cincinnati, OH 45202-4201
Tel: 1-513-369-5000

INSURED COPY
517-76-01-11

RIDER NO. 6

REVISED ITEM 1. OF THE DECLARATIONS

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. **Item 1. NAME OF INSURED** on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached Bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted.

    Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the Bond by a Rider of this Bond.

2. It is further agreed that the following definition is added to **CONDITIONS AND LIMITATIONS – SECTION 1. DEFINITIONS:**

    (g) Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

4. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Administrative Offices
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INSURED COPY
517-76-01-11

RIDER NO. 7

AMENDED SECTION 13. TERMINATION RIDER

To be attached to and form part of Investment Company Bond No. **517-76-01 - 11**

In favor of   **Wells Fargo Funds Trust**

It is agreed that:

1. **Section 13. TERMINATION** of the attached Bond is hereby amended to provide continued coverage for any closed or dissolved Registered Management Investment Companies or Mutual Funds named as an Insured during the Bond Period. Coverage will be provided for a maximum of **365** days from the date the Registered Management Investment Company or Mutual Fund named as an insured is closed or dissolved, as long as, coverage is renewed with the **Great American Insurance Company** (as herein referred to as Underwriter).

2. If for any reason the attached Bond is cancelled as an entirety or non-renewed with the **Great American Insurance Company** (as herein referred to as Underwriter) the granting of **365** days of coverage for any closed or dissolved Registered Management Investment Company or Mutual Fund named as an Insured will be immediately terminated.

3. The first named Insured as noted in **Item 1.** of the Declarations is required to provide an updated listing of all required named Insured(s) and their active status upon the expiration of each Bond Period.

4. This Rider will not apply to any named Insured that is not a Registered Management Investment Company or Mutual Fund.

5. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

6. This Rider shall become effective as of 12:01 a.m. on **09/01/2014** standard time.



Chubb Group of Insurance Companies

CHUBB   15 Mountain View Road, Warren, New Jersey 07059

**DECLARATIONS
FINANCIAL INSTITUTION
EXCESS BOND FORM E**

NAME OF ASSURED:

WELLS FARGO FUNDS TRUST

525 MARKET STREET, 12TH FLOOR
SAN FRANCISCO, CA 94105

Bond Number: 82183333

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana,
a stock insurance company, herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on September 1, 2014
		to	12:01 a.m. on September 1, 2015

ITEM 2. AGGREGATE LIMIT OF LIABILITY: $20,000,000

ITEM 3. SINGLE LOSS LIMIT OF LIABILITY:$20,000,000

ITEM 4. DEDUCTIBLE AMOUNT: $ 60,050,000

ITEM 5. PRIMARY BOND:

Insurer:	Great American Insurance Company
Form and Bond No.:	FS 517-76-01-11
Limit:	$20,000,000
Deductible:	$50,000
Bond Period:	09/01/2014 – 09/01/2015

Insurer:	The Fidelity & Deposit Company of MD
Form and Bond No.:	FIB 0004712-14
Limit:	$20,000,000
Deductible:	$20,050,000
Bond Period:	09/01/2014 – 09/01/2015

Insurer:	Berkley Regional Insurance Company
Form and Bond No.:	BFI-71000386-14
Limit:	$20,000,000
Deductible:	$40,050,000
Bond Period:	09/01/2013 – 09/01/2014

ITEM 6. COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: Any sub-limited Coverages

ITEM 7. TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:

ITEM 8. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1-3

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Maureen A. Brundage
Secretary

Paul J. Krump
President

_____September 24, 2014_____
Date

_____
Authorized Representative



CHUBB

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the **Primary Bond** but for the fact the loss exceeds the **Deductible Amount**.

Coverage under this bond shall follow the terms and conditions of the **Primary Bond**, except with respect to:

a.   The coverage exceptions in ITEM 6. of the DECLARATIONS; and

b.   The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond

A.   If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured

B.   The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend

C.   The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED'S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the **Underlying Bonds**. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys' fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions

1. As used in this bond:

   a. **Deductible Amount** means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the **Underlying Bonds**, including the insolvency or dissolution of any Insurer providing coverage under any of the **Underlying Bonds**.

   b. **Primary Bond** means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

   c. **Single Loss** means all covered loss, including court costs and attorneys' fees incurred by the COMPANY under General Agreement C., resulting from:

      (1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

      (2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

      (3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

      (4) any one event not specified above, in c.(1), c.(2) or c.(3).

   d. **Underlying Bonds** means the **Primary Bond** and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.


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Conditions And Limitations
(continued)

Limit Of Liability

Aggregate Limit Of Liability

2. The COMPANY'S total cumulative liability for all **Single Losses** of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

a. the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

b. the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY'S liability for each **Single Loss** shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery

3. This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

a. facts which may subsequently result in a loss of a type covered by this bond, or

b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable **Deductible Amount**, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-Recovery

4. In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Conditions And Limitations

Subrogation-Assignment-Recovery
(continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured

5. At the COMPANY'S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

   a. submit to examination by the COMPANY and subscribe to the same under oath, and

   b. produce for the COMPANY'S examination all pertinent records, and

   c. cooperate with the COMPANY in all matters pertaining to the loss.

   The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

6. This bond terminates as an entirety on the earliest occurrence of any of the following:

   a. sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

   b. immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

   c. immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

   d. immediately on the dissolution of the ASSURED, or

   e. immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

   f. immediately on expiration of the BOND PERIOD, or

   g. immediately on cancellation, termination or recision of the **Primary Bond.**

Conformity

7. If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.



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Conditions And Limitations
(continued)

Change Or Modification Of This Bond

8. This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.



CHUBB

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)



CHUBB

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)



CHUBB

IMPORTANT POLICYHOLDER INFORMATION

Inquiries concerning your policy should be directed to your insurance agent. The name, address and telephone number of your agent, if one is involved, is shown on the policy and/or in the material accompanying the policy.

If you require additional information you may contact the California Insurance Department at either the following address or phone number:

California Insurance Department
300 South Spring Street
Los Angeles, CA 90012
1-800-927-HELP



CHUBB

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: September 1, 2014   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 82183333

Issued to: WELLS FARGO FUNDS TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

(signature)

Authorized Representative



CHUBB

FEDERAL INSURANCE COMPANY

Endorsement No: 2

Bond Number: 82183333

NAME OF ASSURED: WELLS FARGO FUNDS TRUST

PREMIUM ENDORSEMENT

It is agreed that:

1.   The premium for this bond for the period September 1, 2014 to September 1, 2015 is:

        Premium: Forty-eight thousand, seven hundred and ninety-five dollars ($48,795.00)

2.   It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2014   By _____
                                                              Authorized Representative

Excess Bond
Form 17-02-0735 (Rev. 1-97)



CHUBB

Effective date of
this endorsement/rider: September 1, 2014   FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Policy No. 82183333

Issued to: WELLS FARGO FUNDS TRUST

AMEND TERMINATION ENDORSEMENT

In consideration of the premium charged, it is agreed that:

1.   Section 6, Termination of this Bond, is hereby amended to provide continued coverage for any
       closed or dissolved Registered Management Investment Company or Mutual Fund named as the
       ASSURED during the Bond Period. Coverage shall be provided for a maximum of 365 days from
       the date the Registered Management Investment Company or Mutual Fund named as an
       ASSURED is closed or dissolved, as long as, coverage is renewed with FEDERAL INSURANCE
       COMPANY (hereinafter referred to as the "Company").

2.   If for any reason this Bond is cancelled as an entirety or non-renewed with the Company the
       granting of 365 days of coverage for any closed or dissolved Registered Management Investment
       Company or Mutual Fund named as an ASSURED shall be immediately terminated.

3.   The first named ASSURED noted on the Declarations of this Bond is required to provide an
       updated listing of all required named Assureds and their active status upon the expiration of each
       BOND PERIOD.

4.   This Endorsement shall not apply to any named ASSURED that is not a Registered Management
       Investment Company or Mutual Fund.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the
terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative



CHUBB

Insured: WELLS FARGO FUNDS TRUST   Date: September 24, 2014

Producer: WILLIS OF MINNESOTA

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
       WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
September 1, 2014	82183333	Financial Institution Excess Bond Form E		$ 48,795
To				
September 1, 2015				
0.0% Commission				
			TOTAL	$ 48,795

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Bond you give us notice canceling prior policy Numbers: BFI-71000386-13
the cancellation to be effective at the time this Bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

_____
Secretary

_____
President

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

MANUSCRIPT RIDER

Change Number	Date Of Issue	Effective Date Of Change
1	9/1/2014	12:01 A.M. on: 9/1/2014

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DROP DOWN RIDER

With respect to coverage provided by this bond, the Company agrees the excess attachment point of this bond shall be reduced by the amount of the covered losses which have eroded the underlying aggregate bond limit stated on the Declarations page of this bond. In the event the underlying bond has limit reinstatement provisions, this rider only responds once all of the underlying reinstatements have been utilized. It is warranted the underlying bonds are maintained for at least their current limits and conditions unless fully eroded by covered loss under those bonds. It is also understood and agreed that the coverage provided by this rider in no way provides broader coverage than that originally provided by this bond.

All other terms, conditions, limitations and exclusions remain unchanged.